HIVE BLOCKCHAIN TECHNOLOGIES LTD.

December 21, 2020

HIVE Blockchain to Provide Corporate Update and

Results from the 2020 Annual General Meeting

Vancouver, Canada – HIVE Blockchain Technologies Ltd. (TSX.V:HIVE) (OTCQX:HVBTF) (FSE: HBF) (the “Company” or “HIVE”) announces that management will host a webcast on Tuesday, December 22, 2020 at 4:00 p.m. Eastern Time to provide a corporate update and announce results from its 2020 Annual General Meeting of Shareholders.

Among the discussion topics will be an update on HIVE’s upgrades to its facilities in Iceland and Sweden. We urge investors to sign up today and participate in the webcast.

Frank Holmes, Interim Executive Chairman, and Darcy Daubaras, Chief Financial Officer, will present.

IMPORTANT - Click here to register for the Meeting webcast.

About HIVE Blockchain Technologies Ltd.

HIVE Blockchain Technologies Ltd. is a growth oriented, TSX.V-listed company building a bridge from the blockchain sector to traditional capital markets. HIVE owns state-of-the-art green energy-powered data centre facilities in Canada, Sweden, and Iceland which produce newly minted digital currencies like Bitcoin and Ethereum continuously on the cloud. Our deployments provide shareholders with exposure to the operating margins of digital currency mining as well as a portfolio of crypto-coins.

For more information and to register to HIVE’s mailing list, please visit www.HIVEblockchain.com. Follow @HIVEblockchain on Twitter and subscribe to HIVE’s YouTube channel.

On Behalf of HIVE Blockchain Technologies Ltd.

“Frank Holmes”

Interim Executive Chairman

For further information please contact:

Frank Holmes

Tel: (604) 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.